

November 16, 2007

Room 7010

Jerry Pascucci
President & Director
Smith Barney AAA Energy Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Avenue 25th Floor
New York, NY 10022

> **Re: Smith Barney AAA Energy Fund L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 000-25921**

Dear Mr. Pascucci:

We have reviewed your response letter dated October 30, 2007 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2006

Legal Proceedings, page 3

1.   We note your response to prior comment 1. The volume and specificity of your legal proceedings implies greater risks related to losses than your response to us. Revise future filings to provide better context to readers. Specifically, revise future filings to clarify that:

- CGM's litigation is disclosed to comply with Commodity Futures Trading Commission requirements.
- None of theses matters involve the Partnership, or the General Partner.

- The assets of the partnership will not be subject to the claims of the parties adverse to CGM.

Please show us supplementally the disclosures you intend to include in this regard.

2. You state that the General Partner does not believe that CGM's litigation is likely to have any impact on the General Partner. If it is *reasonably possible*, that CGM's litigation could have an impact on the General Partner and such impact could have an adverse impact on the Partnership, directly or indirectly, you should revise to so state, and describe such possible impacts. Otherwise, confirm to us your belief that adverse material impact on the Partnership is remote.

Results of Operations, page 17

3. We note your response to prior comment 2 and the narrative included in your response regarding the change in realized gains, the factors that contributed to this increase and how the nature of these factors are volatile and "the precise reasons for the Partnership's performance are not always clear." In future filings, revise to discuss the significant fluctuations in certain line items, the factors that contributed to the fluctuations and an explanation to the reader of the volatility of these factors, as this disclosure would enhance a readers understanding of the Partnership as a passive investment vehicle that trades commodity futures which are highly volatile and subject to substantial risk.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant